Exhibit 99.3

Exhibit 99.3

METALS ACQUISITION LIMITED

ARBN 671 963 198

Need assistance?

Phone:
1300 850 505 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
www.investorcentre.com/contact

MAC
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Metals Acquisition Limited Annual General Meeting

The Metals Acquisition Limited Annual General Meeting will be held at 9:00am (AEDT) on Friday, 22 November 2024 (5:00pm (EDT)/10:00pm (Jersey time) on Thursday, 21 November 2024). You are encouraged to participate in the meeting using the following options:

MAKE YOUR VOTE COUNT

To lodge a proxy, access the Notice of Meeting and other meeting documentation visit www.investorvote.com.au and use the below information:

Control Number: 999999

SRN/HIN: I9999999999

PIN: 99999

For your vote to be effective it must be received by 10:00am (AEDT) on Tuesday,19 November 2024 (6:00pm (EDT)/11:00pm (Jersey time) on Monday,18 November 2024).

ATTENDING THE MEETING VIRTUALLY

As a beneficial owner, you are invited to attend the Annual General Meeting as a guest, however because you are not a shareholder of record, you cannot vote the fully paid ordinary shares underlying your CDIs in person at the virtual annual meeting at: https://meetnow.global//MR6WLZZ.

You will have the ability to submit questions real-time via the meeting website but you can visit our online voting site at www.investorvote.com.au and submit a question before 9:00am (AEDT) on Friday, 15 November 2024 (5:00pm (EDT)/10:00pm (Jersey time) on Thursday, 14 November 2024).

ATTENDING THE MEETING IN PERSON

The meeting will be held at:
The Company's Australian registered office at 'CSA Mine' 1 Louth Road, Cobar, NSW 2835.

Shareholders and CDI Holders who wish to attend the Meeting at the venue must register in advance via investors@metalsacqcorp.com by no later than Friday, 8 November 2024.

No hard copy of the Notice of Meeting will be circulated to securityholders unless the securityholders have elected to receive the Notice of Meeting in paper form. Securityholders can view and download the Notice of Meeting (as well as an electronic copy of the Company's 2023 Annual Report). To do so, contact Computershare.

Samples/000001/000001

METALS ACQUISITION LIMITED

ARBN 671 963 198

Need assistance?

Phone:
1300 855 080 (within Australia)
+61 3 9415 4000 (outside Australia)

Online:
www.investorcentre.com/contact

MAC

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

YOUR VOTE IS IMPORTANT

For your vote to be effective it must be received by **10:00am (AEDT) Tuesday, 19 November 2024 (6:00pm (EDT)/11:00pm (Jersey time) on Monday, 18 November 2024)**

CDI Voting Instruction Form

How to Vote on Items of Business

Each CHESS Depositary Interest (CDI) is equivalent to one fully paid ordinary share in the capital of the Company Share, so that every 1 (one) CDI registered in your name at 11:00am (AEDT)/ 1:00am (Jersey time) Saturday, 12 October 2024 (8:00pm (EDT) on Friday, 11 October 2024) entitles you to one vote.

You can vote by completing, signing and returning your CDI Voting Instruction Form. This form gives your voting instructions to CHESS Depositary Nominees Pty Ltd, which will vote the underlying Shares on your behalf. You need to return the form no later than the time and date shown above to give CHESS Depositary Nominees Pty Ltd enough time to tabulate all CHESS Depositary Interest votes and to vote on the underlying Shares.

SIGNING INSTRUCTIONS FOR POSTAL FORMS

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the Australian registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Only duly authorised officer/s can sign on behalf of a company. Please sign in the boxes provided, which state the office held by the signatory, ie Sole Director, Sole Company Secretary or Director and Company Secretary. Delete titles as applicable.

Lodge your Form:

XX

Online:

Lodge your vote online at www.investorvote.com.au using your secure access information or use your mobile device to scan the personalised QR code.

Your secure access information is

Control Number: 999999

SRN/HIN: I9999999999

PIN: 99999

By Mail:

Computershare Investor Services Pty Limited
GPO Box 242
Melbourne VIC 3001
Australia

By Fax:

1800 783 447 within Australia or
+61 3 9473 2555 outside Australia

PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

Samples/000001/000002/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with '**X**') should advise your broker of any changes.

I 9999999999 IND

CDI Voting Instruction Form

Please mark ☒ to indicate your directions

Step 1 CHESS Depositary Nominees Pty Ltd will vote as directed

XX

Voting Instructions to CHESS Depositary Nominees Pty Ltd

I/We being a holder of CHESS Depositary Interests of Metals Acquisition Limited hereby direct CHESS Depositary Nominees Pty Ltd to vote the Shares underlying my/our holding at the Annual General Meeting of Metals Acquisition Limited to be held at The Company's Australian registered office at 'CSA Mine' 1 Louth Road, Cobar, NSW 2835 and as a virtual meeting at 9:00am (AEDT) on Friday, 22 November 2024 (5:00pm (EDT)/10:00pm (Jersey time) on Thursday, 21 November 2024) and at any adjournment or postponement of that meeting.

By execution of this CDI Voting Form the undersigned hereby authorises CHESS Depositary Nominees Pty Ltd to appoint such proxies or their substitutes to vote in their discretion on such business as may properly come before the meeting.

Step 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing CHESS Depositary Nominees Pty Ltd or their appointed proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
1	Re-election of Director – Mick McMullen	☐	☐	☐
2	Re-election of Director – Charles McConnell	☐	☐	☐
3	Re-election of Director – Graham Van't Hoff	☐	☐	☐
4	Re-election of Director – Leanne Heywood	☐	☐	☐
5	Re-election of Director – Anne Templeman Jones	☐	☐	☐
6	Re-election of Director – Mohit Rungta	☐	☐	☐
7	Re-appointment of auditors	☐	☐	☐
8	Amendment to the Articles of Association	☐	☐	☐
9	Change of Company name	☐	☐	☐
10	Ratification of prior issue of CDIs – October 2024 Placement	☐	☐	☐

310558_01_V5

Step 3 Signature of Securityholder(s)

This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3	
			/ /
Sole Director & Sole Company Secretary	Director	Director/Company Secretary	Date

Update your communication details *(Optional)*

By providing your email address, you consent to receive future Notice of Meeting & Proxy communications electronically

Mobile Number	Email Address

MAC 310558A

Computershare

METALS ACQUISITION LIMITED

ARBN 671 963 198

MACRM

MR RETURN SAMPLE
123 SAMPLE STREET
SAMPLE SURBURB
SAMPLETOWN VIC 3030

Dear Securityholder,

We have been trying to contact you in connection with your securityholding in Metals Acquisition Limited. Unfortunately, our correspondence has been returned to us marked “Unknown at the current address”. For security reasons we have flagged this against your securityholding which will exclude you from future mailings, other than notices of meeting.

Please note if you have previously elected to receive a hard copy Annual Report (including the financial report, directors' report and auditor's report) the dispatch of that report to you has been suspended but will be resumed on receipt of instructions from you to do so.

We value you as a securityholder and request that you supply your current address so that we can keep you informed about our Company. Where the correspondence has been returned to us in error we request that you advise us of this so that we may correct our records.

You are requested to include the following;

> Securityholder Reference Number (SRN);
> ASX trading code;
> Name of company in which security is held;
> Old address; and
> New address.

Please ensure that the notification is signed by all holders and forwarded to our Share Registry at:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

Note: If your holding is sponsored within the CHESS environment you need to advise your sponsoring participant (in most cases this would be your broker) of your change of address so that your records with CHESS are also updated.

Yours sincerely

Metals Acquisition Limited

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